

05037120

ED STATES
XCHANGE COMMISSION
on, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III   FEB 1 8 2005

OMB APPROVAL

OMB Number:	3235-0123
Expires:	January 31, 2007

Estimated average burden
hours per response......12.00

SEC FILE NUMBER

8-48561

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/04___ AND ENDING_12/31/04_
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Veber Partners, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

605 NW 11th St
                                    (No. and Street)

Portland   Oregon   97209
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Gayle L. Veber   503-229-4400
                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frederick K. Erickson, CPA
                        (Name – *if individual, state last, first, middle name*)

P.O. Box 395   Troutdale   Oregon   97060

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMS...
FINANCIA!

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Gayle L. Veber _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Veber Partners, LLC _____, as of _____ December 31 _____, 20 __04__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____


Gayle C. Veber

Signature

Managing Member

Title


_____

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FREDERICK K. ERICKSON
CERTIFIED PUBLIC ACCOUNTANT
P. O. BOX 395
TROUTDALE, OREGON 97060
(503) 492-5828

INDEPENDENT AUDITOR'S REPORT

To the Members
  Veber Partners, L.L.C.

I have audited the accompanying statements of financial condition of Veber Partners, L.L.C. (an Oregon Limited Liability Company) as of December 31, 2004 and 2003 and the related statements of operations, comprehensive income, changes in members' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Veber Partners, L.L.C. as of December 31, 2004 and 2003 and the result of its operations, its comprehensive income and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

February 15, 2005

-3-

VEBER PARTNERS, L.L.C.

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004 and 2003

A S S E T S

	2004	2003
CURRENT ASSETS:		
Cash	$21,952	$22,214
Accounts receivable	593	794
Prepaid expenses	4,556	1,453
Total current assets	27,101	24,461
FURNITURE AND EQUIPMENT	68,653	65,757
Less-Accumulated depreciation	(53,691)	(49,351)
Net furniture and equipment	14,962	16,406
MEMBER NOTE RECEIVABLE	-	589
NON-MARKETABLE SECURITIES (Note 5)	3	4
Total assets	$42,066	$41,460

LIABILITIES AND MEMBERS' EQUITY

	2004	2003
CURRENT LIABILITIES:		
Accounts payable	$10,986	$ 9,677
Deferred revenue	-	3,750
Accrued liabilities-		
Payroll and accrued compensated		
Absences	2,422	2,369
Total current liabilities	13,408	15,796
COMMITMENTS (Note 4)		
MEMBERS' EQUITY	28,658	25,664
Total liabilities and equity	$42,066	$41,460

The accompanying notes are an integral part of these statements.

VEBER PARTNERS, L.L.C.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004 and 2003

	2004	2003
REVENUES:		
Financial consulting and retainer fees	$941,639	$319,231
Success fees	35,000	16,000
Total revenue	976,639	335,231
OPERATING EXPENSES:		
Employee compensation and benefits	234,801	159,820
Payroll taxes	24,270	14,508
Member compensation and benefits	39,086	1,121
Advertising and promotion	4,545	1,921
Business information services	2,372	1,962
Professional and consulting fees	185,068	29,278
Rent	93,600	93,600
General and administrative expense	104,299	124,237
Depreciation	4,630	7,632
Total operating expenses	692,671	434,079
Operating income	283,968	(98,848)
OTHER INCOME (EXPENSE):		
Interest expense	(30)	(94)
Loss on disposition of assets	-	(14,824)
Interest income	308	
Net income (loss)	$284,246	$(113,766)

The accompanying notes are an integral part of these statements.

VEBER PARTNERS, L.L.C.

STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
NET INCOME (LOSS)	$284,246	$(113,766)
OTHER COMPREHENSIVE INCOME:		
Reclassification of accumulated losses	-	16,016
Other comprehensive income	-	16,016
Comprehensive income (loss)	$284,246	$(97,750)

The accompanying notes are an integral part of these statements.

STATEMENTS OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 and 2003

	Members' Equity	Comprehensive Income
BALANCE, December 31, 2002	$131,430	$(16,016)
Cash contributions from members	8,000	
Net loss for 2003	(113,766)	
Other comprehensive income	-	16,016
BALANCE, December 31, 2003	25,664	-
Cash distributions to members	(281,252)	
Net income for 2004	284,246	-
BALANCE, December 31, 2004	$ 28,658	$ -

The accompanying notes are an integral part of this statement.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 and 2003

	2004	2003
CASH PROVIDED (USED):		
Operations-		
Net income (loss)	$284,246	$(113,766)
Expenses in net income not using cash-		
Depreciation expense	4,630	7,632
Loss on disposition of assets	-	14,776
Changes in assets and liabilities affecting operations-		
(Increase) decrease in receivables	202	14,410
(Increase) decrease in prepaids	(3,103)	6,174
Increase (decrease) in payables	1,309	(8,202)
Increase (decrease) in accruals	53	1,048
Increase (decrease) in deferred Revenues	(3,750)	3,750
Cash provided in operations	283,587	(74,178)
Investing-		
Purchase of equipment	(3,186)	(2,337)
Proceeds from sale of securities	-	2,176
Loan to member	-	(65,676)
Repayments from member	589	137,116
Distributions to members	(281,252)	-
Cash from (used) by investing	(283,849)	71,279
Financing-		
Cash contributed by members	-	8,000
Cash provided by financing	-	8,000
Increase (decrease) in cash	(262)	5,101
CASH, Beginning of year	22,214	17,113
CASH, End of year	$ 21,952	$ 22,214

The accompanying notes are an integral part of these statements.

VEBER PARTNERS, L.L.C.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Description of the Business

Veber Partners, L.L.C. (the Company) was formed in November 1994 as a successor to the financial consulting business of Nova Northwest, Inc. The Company provides private investment banking services to middle market companies principally in the Pacific Northwest.

The Company is organized as a manager managed, limited liability company under the laws of the State of Oregon. The Company has two members, Gayle and Carol Veber, who share equally in income, loss, and capital of the Company. Gayle Veber is the managing member. The Company will terminate on December 31, 2024 unless the members choose to extend it.

Broker-Dealer Status

In 1996 the Company became a registered broker-dealer and was admitted to the National Association of Securities Dealers (NASD). As a registered broker-dealer the Company is required to comply with the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company does not generate revenue from securities brokerage and does not maintain customer accounts. Accordingly, under Rule 15c3-3(k)2(ii) the Company is exempt from the disclosures required by Rule 15c3-3 relating to possession or control of customer securities because they do not take possession of such securities or maintain accounts on behalf of customers.

Basis of Accounting

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Advertising

The Company expenses advertising costs as they are incurred.

Revenue Recognition and Accounts Receivable

The Company has three principal sources of revenues; financial consulting fees, retainers, and success fees. Typically, all fees are negotiated between the Company and its clients. The Company records revenue when it is earned and in accordance with the terms of its contracts with its clients. Accounts receivable are recorded at cost. If appropriate, management provides a reserve to reduce amounts receivable to net realizable amounts.

Furnishings and Equipment

Furnishings and equipment are recorded at cost. Minor repairs, which do not improve or extend the useful lives of the assets are expensed as incurred. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Depreciation is computed using the straight-line method over the estimated useful service lives of the assets.

Asset Class	Lives
Computers	5 years
Office equipment and furniture	7 years
Software	3 years
Leasehold improvements	15 years

Depreciation expense was $4,630 and $7,632 in 2004 and 2003, respectively.

Income Taxes

For income tax purposes the Company is considered a partnership. A partnership is a pass-through entity which pays no income taxes. Rather, all items of income and expense are passed through to the member partners who include the income in their individual income tax returns. Accordingly, no provision for income taxes is included in the financial statements of the Company.

Cash Flows

The Company presents its cash flows using the indirect method. For purposes of cash flow presentation, the Company considers all currency on hand and demand deposits with financial institutions to be cash. The Company paid no income tax and $30 and $94 of interest in 2004 and 2003, respectively.

2. CONCENTRATIONS:

The Company's revenues are generated by a limited number of
clients. In 2004, the five largest clients accounted for
61.2% of revenue and the largest client accounted for
22.5% of total revenue. In 2003, the five largest clients
accounted for 66% of revenue and the largest client
accounted for 18.7% of revenue. Given the nature of the
Company's business, revenues in 2005 are likely to be
generated by different customers than those who generated
revenues in the past.

3. RETIREMENT PLAN:

The Company sponsors a defined contribution retirement plan.
The plan covers all employees who are 21 years old. The
plan has a thrift feature (i.e. a 401(k) provision) which
allows participants to contribute a portion of their wages
to the plan on a pretax basis. Also, at its discretion,
the Company may make a contribution to the plan each year.
In 2004 and 2003 the Company did not make any contributions
to the plan.

4. COMMITMENTS:

The Company leases its offices and certain equipment under
leases extending through 2006. The building is owned by
Pearl Properties, LLC, an entity owned by Mr. and Mrs.
Veber. The building lease provides that the Company pays
for all utilities, taxes, insurance and maintenance. The
rent was $7,800 per month in 2004 and 2003. Total rent
expense paid to Pearl Properties was $93,600 in 2004 and
2003. The equipment lease is with a third party.

The lease calls for payments as follows:

Year Ending	Office	Equipment
2005	93,600	3,948
2006	93,600	1,660
Thereafter	-	-
	$187,200	$5,608

5. NON-MARKETABLE SECURITIES:

Closely held investments include common stock or warrants to
purchase common stock in Instructional Technologies, Inc.,
Routeware Inc, and Wire X. These investments are carried
at an assigned cost of $3.

6.   MINIMUM NET CAPITAL REQUIREMENT:

The Company is subject to the Securities and Exchange
Commission Uniform Net Capital Rule (Rule 15c3-1), which
requires the maintenance of a minimum net capital of $5,000
and requires that the ratio of aggregate indebtedness to
net capital, both as defined, shall not exceed 15 to 1.
The Company had net capital of $8,544 and $6,418 and its
ratio of aggregate indebtedness to net capital was
 to 1.57 to 1 and 2.46 to 1, in 2004 and 2003,
respectively.

7.   CREDIT RISK:

In the normal course of business the Company may provide
service or advance expenses which are subsequently billed
to their clients. Typically, the Company does not have
access to collateral for these billings. The Company's
credit history is excellent and no reserve for
uncollectable receivables is considered necessary.

FREDERICK K. ERICKSON
CERTIFIED PUBLIC ACCOUNTANT
P. O. Box 395
TROUTDALE, OREGON 97060
(503) 492-5828

INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members
  Veber Partners, L.L.C.

     I have audited the accompanying financial statements of Veber
Partners, L.L.C. as of and for the year ended December 31, 2004
and have issued my report thereon dated February 15, 2005. My
audit was conducted for the purpose of forming an opinion on the
basic financial statements taken as a whole. The information
contained in Schedule I, Computation of Net Capital under Rule
15c3-1 of the Securities and Exchange Commission as of December
31, 2004, is presented for the purposes of additional analysis and
is not a required part of the basic financial statements, but is
supplementary information required by Rule 17a-5 under the
Securities Exchange Act of 1934. Such information has been
subjected to the auditing procedures applied in the audit of the
basic financial statements and, in my opinion, is fairly stated in
all material respects in relation to the basic financial
statements taken as a whole.

February 15, 2005

VEBER PARTNERS, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

NET CAPITAL:

Total members' equity at December 31, 2004	$28,658
Deductions of non-allowable assets -	
Client receivables	(593)
Furniture and equipment,	
net of accumulated depreciation	(14,962)
Prepaid expenses	(4,556)
Other deductions	(3)
Total deductions	(20,114)
Total net capital	8,544
Minimum net capital required	5,000
Excess of minimum required net capital over net capital on hand	$ 3,544

AGGREGATE INDEBTEDNESS:

Items included in statement of financial condition -	
Accounts payable	10,986
Other accrued liabilities	2,422
Total aggregate indebtedness	$13,408

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.57 to 1

The accompany notes are an integral part of this schedule.

FREDERICK K. ERICKSON
CERTIFIED PUBLIC ACCOUNTANT
P. O. Box 395
TROUTDALE, OREGON 97060
(503) 492-5828

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Members
    Veber Partners, L.L.C.

    In planning and performing my audit of the financial
statements and supplemental schedule of Veber Partners, L.L.C.
(the Company) for the year ended December 31, 2004, I considered
its internal control, including internal control activities for
safeguarding securities, in order to determine my auditing
procedures for the purpose of expressing my opinion on the
financial statements and not to provide assurance on internal
control.

    Also, as required by rule 17a-5(g)(1) of the Securities and
Exchange Commission (SEC), I have made a study of the practices
and procedures followed by the Company including tests of such
practices and procedures that I considered relevant to the
objectives stated in rule 17a-5(g) in making the periodic
computations of aggregate indebtedness (or aggregate debits) and
net capital under rule 17a-3(a)(11) and for determining
compliance with the exemptive provisions of rule 15c3-3. Because
the Company does not carry securities accounts for customers or
perform custodial functions relating to customer securities, I
did not review the practices and procedures followed by the
Company in any of the following:

    1.   Making quarterly securities examinations, counts,
          verifications, and comparisons.
    2.   Recordation of differences required by rule 17a-13.
    3.   Complying with the requirements for prompt payment for
          securities under Section 8 of Federal Reserve
          Regulation T of the Board of Governors of the Federal
          Reserve System.

    The management of the Company is responsible for
establishing and maintaining internal control and the practices
and procedures referred to in the preceding paragraph. In
fulfilling this responsibility, estimates and judgments by
management are required to assess the expected benefits and
related costs of controls and of the practices and procedures
referred to in the preceding paragraph and to assess whether
those practices and procedures can be expected to achieve the
SEC's above-mentioned objectives. Two of the objectives of

internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

The Members
Veber Partners, L.L.C.
Page 3

     This report is intended solely for the information and use
of the members, management, the SEC, the National Association of
Securities Dealers and other regulatory agencies that rely on
Rule 17a-5(g) under the Securities Exchange Act of 1934 in their
regulation of registered brokers and dealers, and is not intended
to be and should not be used by anyone other than these specified
parties.

February 15, 2005